09056197

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13470

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Symetra Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 108th Avenue N.E., Suite 1200
(No. and Street)

Bellevue	Washington	98004-5135
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LeeAnna K. Glessing 425-256-6302
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 3500	Seattle	WA	98104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 03 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LeeAnna K. Glessing, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Symetra Securites, Inc, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA HUBBARD
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES 08-01-11

Signature

Assistant Vice President/Treasurer/Financial Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Symetra Securities, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Financial Statements and Supplemental Information Under Rule 17a-5 of the Securities and Exchange Commission

Year Ended December 31, 2008

Contents

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Wa 98104-4086

Main tel: +1 206 621 1800
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Symetra Securities, Inc.

We have audited the accompanying statement of financial condition of Symetra Securities, Inc. (a wholly owned subsidiary of Symetra Financial Corporation) (the Company) as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Symetra Securities, Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 24, 2009

Symetra Securities, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Statement of Financial Condition

December 31, 2008

Assets	
Cash and cash equivalents	$ 1,485,712
Accrued interest income	2,584
Accounts receivable	590,999
Prepaid expenses and other assets	28,162
Total assets	$ 2,107,457
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable	$ 5,405
Payable to Affiliates and Parent	43,190
Payable to Parent for income taxes	165,460
Deferred tax liabilities *(Note 6)*	4,147
Total liabilities	218,202
Commitments and contingencies (*Note 7*)	
Stockholder's equity:	
Common stock (10,000 shares authorized, issued, and outstanding, $100 par value)	1,000,000
Additional paid-in capital	106,083
Retained earnings	783,172
Total stockholder's equity	1,889,255
Total liabilities and stockholder's equity	$ 2,107,457

See accompanying notes.

Symetra Securities, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Statement of Income

Year Ended December 31, 2008

Revenues	
Dealers' concession income:	
Variable annuity products – Affiliates	$ 4,889,207
Variable life products – Affiliates	262,093
Mutual fund 12b-1 fee income	2,460,998
Other mutual fund income	536,444
Interest and dividend income	41,172
Total revenues	8,189,914
Expenses	
Commissions:	
Variable annuity products – Affiliates	4,889,207
Variable life products – Affiliates	262,093
Personnel expenses	336,130
Other administrative expenses	257,939
Total expenses	5,745,369
Income before income tax expense	2,444,545
Income tax expense *(Note 6)*	871,373
Net income	$ 1,573,172

See accompanying notes.

Symetra Securities, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2008	$ 1,000,000	$ 106,083	$ –	$ 1,106,083
Net income	–	–	1,573,172	1,573,172
Cash dividends on common stock	–	–	(790,000)	(790,000)
Balance at December 31, 2008	$ 1,000,000	$ 106,083	$ 783,172	$ 1,889,255

See accompanying notes.

Symetra Securities, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Statement of Cash Flows

Year Ended December 31, 2008

Operating activities	
Net income	$ 1,573,172
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred tax benefit	(764)
Change in operating assets and liabilities:	
Accrued interest income	1,560
Accounts receivable	332,679
Prepaid expenses and other assets	2,254
Accounts payable	(12,830)
Payable to Affiliates and Parent	(5,055)
Payable to Parent for income taxes	(107,964)
Net cash provided by operating activities	1,783,052
Financing activities	
Dividends paid on common stock	(790,000)
Net cash used in financing activities	(790,000)
Net increase in cash and cash equivalents	993,052
Cash and cash equivalents at beginning of year	492,660
Cash and cash equivalents at end of year	$ 1,485,712
Supplemental cash flow disclosure	
Income tax payments (paid to Parent)	$ 980,101

See accompanying notes.

Notes to Financial Statements

December 31, 2008

1. Organization and Nature of Business

Symetra Securities, Inc. (the Company) is a wholly owned subsidiary of Symetra Financial Corporation (the Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company acts as the underwriter and distributor of the registered separate account products for Symetra Life Insurance Company (Symetra Life) and First Symetra National Life Insurance Company of New York (collectively, the Affiliates).

The Company acts as the broker of record for a certain group of shareholders of Pioneer Funds. The Company provides record-keeping and other account holder services for these shareholders, including the facilitation of nonsolicited purchase, sale, and redemption orders of Pioneer Funds. The Company promptly transmits all investor funds received in connection with its activities as a broker-dealer for Pioneer Funds and does not otherwise hold funds or securities for, or owe money or securities to, customers.

2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles, which require management to make certain estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash includes balances on deposit with banks and other financial institutions, which may be in excess of the Federal Deposit Insurance Corporation's insurance limits. The Company considers investments in institutional money market funds to be cash equivalents. The Company defines cash equivalents as short term investments with original maturities of three months or less.

2. Significant Accounting Policies (continued)

Dealers Concessions Income and Commissions Expense

Dealers' concession income and commission expense on variable annuity and variable life insurance products are recorded on the trade date as related transactions occur. Mutual fund 12b-1 concession income is recorded as earned on Class A share assets of the Pioneer Funds' customers for which the Company is the broker of record.

During 2004, the Company was a party to an agreement related to the reorganization and merger of the Safeco Mutual Funds with the Pioneer Funds. The agreement contains a provision for Pioneer Funds to pay the Company additional compensation beginning January 1, 2007 in amounts equal to .05% of net assets and .20% of sales of any Pioneer Fund shares attributable to shares held by the shareholders.

Income Taxes

The Company is included in the Parent's consolidated federal income tax return with other non-life insurance entities. A tax allocation agreement has been entered into by the Company and all other non-life insurance entities with the Parent. The allocation is based upon separate return calculations. The Company may receive current credit for net losses, if any, as such losses offset taxable income of other members of the non-life insurance consolidated group. The provision for federal income taxes is based on amounts determined to be payable as a result of operations within the current accounting period. Intercompany tax balances are settled quarterly.

Income taxes have been provided using the liability method in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes* (SFAS No. 109). The provision for income taxes has two components: amounts currently payable or receivable and deferred income taxes. The deferred income taxes are calculated on the basis of the difference between book value and valuation for tax purposes of the appropriate assets and liabilities. Deferred tax assets are recognized only to the extent that it is probable that future tax profits will be available. A valuation allowance is established where deferred tax assets cannot be recognized.

2. Significant Accounting Policies (continued)

Recent Accounting Pronouncements

SFAS No. 157, *Fair Value Measurements*

On January 1, 2008, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements (*SFAS No. 157). SFAS No. 157 establishes a framework for measuring fair value and expands financial statement disclosure requirements for fair value information. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (an "exit price"). This Statement establishes a three-level, fair value hierarchy that distinguishes between inputs based on market data from independent sources ("observable inputs") and a reporting entity's internal assumptions based upon the best information available when external market data is limited or unavailable ("unobservable inputs"). The fair value hierarchy in SFAS No. 157 prioritizes fair value measurements into the three levels based on the nature of the inputs. Quoted prices in active markets for identical assets or liabilities has the highest priority ("Level 1"), followed by observable inputs other than quoted market prices, including prices for similar but not identical assets or liabilities ("Level 2") and unobservable inputs, including the reporting entity's estimates of the assumptions that market participants would use, having the lowest priority ("Level 3"). The adoption of SFAS No. 157 did not have an impact on the Company's financial statements as of December 31, 2008.

3. Related-Party Transactions

The Company, in the normal course of business, is charged by the Parent or Symetra Life for its share of operating, administrative, and personnel expenses paid during the year on its behalf. Total amounts allocated during the year under the expense allocation and disbursement arrangements were $23,534 from the Parent and $473,366 from Symetra Life. At December 31, 2008, amounts due to the Parent and Symetra Life were $2,115 and $41,075, respectively.

4. Dividends

In September 2008, the Company declared and paid a $790,000 dividend to its Parent. Dividend payments are limited by the Securities and Exchange Commission (the SEC) Uniform Net Capital Rule (Rule 15c3-1) described in Note 5.

5. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, equivalent to the greater of $5,000 or one-fifteenth of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notifications and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies. The Company appropriately notified the SEC and FINRA in advance of the dividend payment described in Note 4. At December 31, 2008, the Company had net capital of $1,242,515, which was $1,228,245 in excess of its required net capital of $14,270. The ratio of aggregate indebtedness to net capital was 17.23%.

6. Income Taxes

The Company files income tax returns in the U.S. federal and various state jurisdictions. The Company's federal income tax returns have been examined and closing agreements have been executed with the Internal Revenue Service or the statute of limitations has expired for all tax periods through December 31, 2003. The Internal Revenue Service is in the process of auditing the Company's return for the tax year ended July 31, 2004 filed in consolidation with its former parent, Safeco Corporation. To date, no significant tax issues or proposed adjustments have been raised by the examiners. For the period August 1, 2004 to December 31, 2004, the Company's tax return is not currently subject to an Internal Revenue Service audit and the statute of limitations has expired. The Company is not currently subject to any state income tax examinations.

Income tax expense for the year ended December 31, 2008 consisted of the following:

Current income tax expense:	
Federal	$ 847,935
State	24,202
Total current income tax expense	872,137
Deferred income tax benefit:	
Federal	(764)
State	–
Total deferred income tax benefit	(764)
Total income tax expense	$ 871,373

6. Income Taxes (continued)

Differences between income taxes computed by applying the U.S. federal income tax rate of 35% to income before income taxes, and the provision for income taxes for the year ended December 31, 2008 were as follows:

Income before income taxes	$ 2,444,545	
Computed "expected" tax expense	855,591	35.00%
State income tax	15,731	0.64
Meals and entertainment	51	0.01
Provision for income taxes	$ 871,373	35.65%

The Company uses the liability method of accounting for income taxes in accordance with SFAS No. 109, under which deferred income tax assets and liabilities are determined based on the differences between their financial reporting and tax bases and are measured using the enacted tax rates. The tax effects of temporary differences that gave rise to the deferred income tax assets and deferred income tax liabilities at December 31, 2008 were as follows:

Total deferred income tax assets	$ –
Deferred income tax liabilities:	
Prepaid insurance	(4,147)
Total deferred income tax liability	(4,147)
Net deferred income tax liability	$ (4,147)

The Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, on January 1, 2007. As of December 31, 2008, the Company does not have any unrecognized tax benefits.

7. Commitments and Contingencies

Because of the nature of its business, the Company is subject to legal actions filed or threatened in the ordinary course of its business operations. Management does not believe that such litigation will have a material adverse effect on the Company's financial condition, future operating results, or liquidity.

The Company has not been subject to any threatened litigation or legal actions for the year ended December 31, 2008.

Supplemental Information

Symetra Securities, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2008

Computation of net capital	
Total stockholder's equity and regulatory capital	$ 1,889,255
Less: Nonallowable assets	(621,745)
Add: Other additions and/or allowable credits	4,147
Net capital before haircut	1,271,657
Less: Haircut on investments	(29,142)
Net capital	$ 1,242,515
Aggregate indebtedness	$ 214,055
Computation of basic net capital requirement	
Minimum net capital required	$ 14,270
Excess net capital	$ 1,228,245
Ratio of aggregate indebtedness to net capital	17.23%

Note: There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2008 Part IIA FOCUS filing.

Symetra Securities, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Schedule II
Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2008

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of the Rule because the Company's transactions are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies, and/or variable life insurance or annuity products, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Wa 98104-4086

Main tel: +1 206 621 1800
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Symetra Securities, Inc.

In planning and performing our audit of the financial statements of Symetra Securities, Inc. (a wholly owned subsidiary of Symetra Financial Corporation) (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Ernst & Young

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2009

Ernst & Young LLP

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MAR 0 3 2009
Washington, DC
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Financial Statements and Supplemental Information

Symetra Securities, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)
Year Ended December 31, 2008